NEWS RELEASE

Bonanza
TSX Venture Exchange
Trading Symbol: BZA

AMERICAN BONANZA ANNOUNCES GRANT OF STOCK OPTIONS

October 27, 2003 - AMERICAN BONANZA GOLD MINING CORP. (the “Corporation”) announces that it has today granted stock options to various directors, officers and consultants of the Corporation to purchase up to a total of 6,350,000 common shares pursuant to the Corporation’s Stock Option Plan at a price of $0.42 per share for a period of five years.

The Corporation’s Stock Option Plan was approved by the shareholders at the Annual and Extraordinary General Meeting of the Corporation held on June 13, 2003.

The Corporation is engaged in the acquisition, exploration and development of high-grade gold properties. Additional information about American Bonanza can be obtained at www.americanbonanza.com.

AMERICAN BONANZA GOLD MINING CORP.

(signed) Brian Kirwin
President and Chief Executive Officer

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

For further information call or write:
Brian Kirwin, President and Chief Executive Officer (775) 824-0707
Giulio T. Bonifacio, Executive Vice President and Chief Financial Officer (604) 688-7523